January 29, 2025

Joan Hilson
Chief Financial and Operating Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

       Re: Signet Jewelers Limited
           Form 10-K for the Fiscal Year Ended February 3, 2024
           Form 10-Q for the Quarterly Period Ended November 2, 2024 File No. 001-32349
Dear Joan Hilson:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 3, 2024
Consolidated Statements of Operations, page 61

1. In addition to revenues earned from the sale of tangible products, we note you also earn revenues from services. Please explain your consideration of Rule 5-03(b) of
       Regulation S-X requiring separate presentation of sales and cost of sales from the sale of tangible products and services.
Form 10-Q for the Quarterly Period Ended November 2, 2024
Critical Accounting Estimates
Goodwill and intangibles, page 37

2. We note that the Diamonds Direct reporting unit estimated fair value exceeded its carrying value by 11%. Please tell us your consideration of also disclosing the carrying value of Diamonds Direct goodwill in order to provide investors with
 January 29, 2025
Page 2

       additional information that allows for an assessment of a future material impairment charge.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services